Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

In this Exhibit 4.5, unless the context otherwise requires, the terms “PECO,” “we,” “us,” “our” and “the Company” refer to Phillips Edison and Company, Inc., a Maryland corporation.

General

The following is a summary of some of the terms of PECO’s capital stock, PECO’s charter and PECO’s bylaws. You should read PECO’s charter and bylaws and the applicable provisions of Maryland law for complete information on PECO’s capital stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of PECO’s charter and bylaws, which are filed as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and the applicable provisions of the Maryland General Corporation Law (the “MGCL”).

The total number of shares of stock of all classes which PECO has authority to issue is 1,010,000,000 shares, consisting of 1,000,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

The following description of PECO common stock sets forth certain general terms and provisions of PECO common stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of PECO’s charter and bylaws.

All outstanding shares of PECO common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of PECO’s stock and to the provisions of PECO’s charter regarding the restrictions on ownership and transfer of PECO’s stock, holders of shares of PECO common stock are entitled to receive distributions on such stock if, as and when authorized by the Company’s Board of Directors (“PECO Board”) out of assets legally available therefor and declared by PECO and to share ratably in the assets of PECO legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities.

Subject to the provisions of PECO’s charter regarding the restrictions on ownership and transfer of its stock, and except as may be otherwise specified therein with respect to any class or series of PECO’s stock, each outstanding share of PECO common stock entitles the holder to one vote on all matters submitted to a vote of PECO’s stockholders, including the election of directors, and the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of PECO’s directors, which means that the holders of a majority of the outstanding shares of PECO common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.
Holders of shares of PECO common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of PECO and generally have no appraisal rights unless the PECO Board determines that appraisal rights apply, with respect to all or any classes or series of PECO’s stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. Subject to the provisions of PECO’s charter regarding the restrictions on ownership and transfer of its stock, shares of PECO common stock will have equal distribution, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless the action is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. PECO’s charter provides that these actions may be taken if declared advisable by the board of directors and approved by the vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons or entities if all of the equity interests of the person or persons or entities are owned, directly or indirectly, by the corporation. In addition, operating assets may be held by a corporation’s subsidiaries and these subsidiaries may be able to transfer all or substantially all of such assets without a vote of the parent corporation’s stockholders.

PECO’s charter authorizes the PECO Board to reclassify any unissued shares of PECO common stock or preferred stock into other classes or series of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

The PECO Board is authorized to cause PECO to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock.

Power to Increase Authorized Stock and Issue Additional Shares of PECO Common Stock

The PECO Board has the power to amend PECO’s charter from time to time without stockholder approval to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock. In addition, the PECO Board may authorize PECO to issue additional authorized but unissued shares of PECO’s stock and may classify or reclassify unissued shares of PECO’s stock into other classes or series of stock and thereafter to cause PECO to issue such classified or reclassified shares of stock.

The additional classes or series, as well as additional shares of PECO common stock, will be available for issuance without further action by the PECO stockholders, unless stockholder consent is required by the terms of any class or series of PECO’s stock or the rules of any stock exchange or automated quotation system on which the securities may be listed or traded.

Restrictions on Ownership and Transfer

In order for PECO to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code (the “Code”), its stock must be beneficially owned by 100 or more persons or entities during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

PECO’s charter contains restrictions on the ownership and transfer of PECO common stock, preferred stock and other capital stock that are intended to assist PECO in complying with these requirements and continuing to qualify as a REIT. The relevant sections of PECO’s charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of PECO common stock, or more than 9.8% of the value of PECO’s outstanding capital stock. PECO refers to these restrictions as the “common stock ownership limit” and the “aggregate stock ownership limit,” respectively. A person or entity that becomes subject to one or both of the ownership limits by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “prohibited owner” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of PECO common stock or PECO’s capital stock, as applicable. Additionally, no person shall beneficially own or constructively own shares of capital stock to the extent that such beneficial ownership or constructive ownership would cause any income of PECO that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such (including, but not limited to, as a result of causing any entity that PECO intends to treat as an “eligible independent contractor” within the meaning of Section 856(d)(9)(A) of the Code to fail to qualify as such).

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the PECO common stock or less than 9.8% of the value of PECO’s outstanding capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, PECO’s capital stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively more than 9.8% of PECO outstanding PECO common stock or capital stock, as applicable, and thereby subject such stock to the applicable ownership limit.

The PECO Board, in its sole discretion, may exempt (prospectively or retroactively) a person or entity from the aggregate stock ownership limit and the common stock ownership limit, as the case may be, and may establish or increase an excepted holder limit for such person if:

•the PECO Board obtains such representations and undertaking from such person or entity as are reasonably necessary to ascertain that no person or entity’s beneficial ownership or constructive ownership of such shares of capital stock would result in PECO (i) being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (ii) otherwise failing to qualify as a REIT;
•such person or entity does not and represents that it will not own, actually or constructively, an interest in a tenant of PECO (or a tenant of any entity owned or controlled by PECO) that would cause PECO to own, actually or constructively, an interest in such tenant that would cause any income of the Company that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such and the PECO Board obtains such representations and undertakings from such person or entity as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom PECO, or an entity owned or controlled by PECO, derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the PECO Board, rent from such tenant would not adversely affect PECO’s ability to qualify as a REIT shall not be treated as a tenant of PECO); and
•such person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in PECO’s charter) will result in such shares of capital stock being automatically transferred to a trust in accordance with PECO’s charter.

In connection with a waiver of an ownership limit or at any other time, the PECO Board may increase the common stock ownership limit and the aggregate stock ownership limit for one or more persons or entities and decrease the applicable ownership limit for all other persons and entities; provided, however, that the decreased common stock ownership limit and/or aggregate stock ownership limit will not be effective for any person or entity whose percentage ownership in shares of PECO’s capital stock exceeds the decreased common stock ownership limit and/or aggregate stock ownership limit until such time as such person’s or entity’s percentage of shares of capital stock equals or falls below the decreased common stock ownership limit and/or aggregate stock ownership limit, but any further acquisition of shares of PECO’s capital stock in excess of such percentage ownership of shares of capital stock will be in violation of the common stock ownership limit and/or aggregate stock ownership limit and, provided further, that the new common stock ownership limit and/or aggregate stock ownership limit would not allow five or fewer persons or entities to beneficially own more than 49.9% in value of PECO’s outstanding capital stock.

Any person or entity who acquires or attempts or intends to acquire beneficial ownership or constructive ownership of shares of PECO’s capital stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give written notice immediately to PECO of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice and provide to PECO such other information as it may request in order to determine the effect, if any, of such transfer on its status as a REIT. The foregoing provisions on transferability and ownership will not apply if the PECO Board determines that it is no longer in PECO’s best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on beneficial ownership, constructive ownership and transfers of shares of capital stock is no longer required in order for PECO to qualify as a REIT.

Pursuant to PECO’s charter, if any purported transfer of PECO’s capital stock or any other event would otherwise result in any person or entity violating the ownership limits or such other limit as established by the PECO Board or would result in PECO’s being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then that number of shares in excess of the applicable ownership limit or causing PECO to be “closely held” or otherwise to fail to qualify as a REIT (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable organizations selected by PECO and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the purported transfer or other event that results in the transfer to the trust. Any distribution paid prior to the discovery by PECO that the shares of capital stock have been transferred to the trustee shall be paid by the recipient of such distribution to the trustee upon demand, and any distribution authorized but unpaid shall be paid when due to the trustee. Any distribution so paid to the trustee shall be held in trust for the benefit of the charitable organization or organizations selected by PECO.

Within 20 days of receiving notice from PECO of the transfer of shares to the trust, the trustee of the trust shall sell the shares to a person or entity designated by the trustee whose ownership of the shares will not violate the common stock ownership limit and the aggregate stock ownership limit or such other limit as established by the PECO Board. Upon such sale, the interest of the charitable organization in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the prohibited owner and to the charitable organization. The prohibited owner shall receive the lesser of (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in PECO’s charter) of the shares on the day of the event causing the shares to be held in the trust or (ii) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. The trustee may reduce the amount payable to the prohibited owner by the amount of distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the Trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the charitable organization or organizations selected by PECO. If, prior to the discovery by PECO that shares of capital stock have been transferred to the trustee, such shares are sold by a prohibited owner, then (a) such shares shall be deemed to have been sold on behalf of the trust and (b) to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess shall be paid to the trustee upon demand.
In addition, if the PECO Board determines in good faith that a transfer or other event would violate the restrictions on ownership and transfer set forth in the PECO charter, the PECO Board or a committee thereof will take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing PECO to redeem shares, refusing to give effect to such transfer on PECO’s books or instituting proceedings to enjoin the transfer or other event.

Any beneficial owner or constructive owner of shares of PECO’s capital stock and each person or entity (including the stockholder of record) who is holding shares of PECO’s capital stock for a beneficial owner shall provide PECO such information as PECO may request, in good faith, in order to determine PECO’s status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Transfer Agent and Registrar. The transfer agent and registrar for the PECO common stock is Computershare Trust Company, N.A.

Size of the Board of Directors. The PECO charter provides that the number of directors may be increased or decreased from time to time pursuant to the PECO bylaws but shall never be less than three or more than 15. So long as a class of PECO’s stock is listed for trading on a national securities exchange, a majority of directors shall be “independent” in accordance with the rules and regulations of such exchange. If a class of PECO’s stock is not listed for trading on a national securities exchange, a majority of the directors shall be independent in accordance with the rules and regulations of the New York Stock Exchange.

Bylaw Amendments. The PECO Board has the exclusive power to adopt, alter or repeal any provision of the PECO bylaws and to make new bylaws; provided, that certain provisions of PECO’s bylaws regarding the chairman of the PECO Board may not be amended, altered, repealed or replaced for so long as Jeffrey S. Edison remains a member of the PECO Board without Jeffrey S. Edison’s affirmative vote.

Annual Meeting of the Stockholders. The annual meeting of the PECO stockholders shall be held at a date and time set by the PECO Board.

Special Meetings of the Stockholders. A special meeting of PECO stockholders may be called by the president, the chief executive officer, a majority of the PECO Board or a majority of the Independent Directors (as defined in the PECO charter), and must be called by the secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at any such special meeting of stockholders.

Anti-Takeover Statutes. Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain asset transfers and issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power at any time within the preceding two years, in each case referred to as an ‘‘interested stockholder,’’ or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.
Thereafter, any such business combination must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted under Maryland law, the PECO Board has by resolution opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between PECO and any interested stockholder of PECO. In addition, the PECO Board adopted a resolution exempting the merger and the other transactions contemplated by the merger agreement or the ancillary agreements from the business combination provisions of the MGCL.